VIA EDGAR

August 20, 2019

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Galectin Therapeutics, Inc.

Registration on Form S-3

File No. 333-233193

Ladies and Gentlemen:

In accordance with Rules 460 and 461 under the Securities Act of 1933, as amended, the undersigned respectfully requests that the effective date of the above-referenced Registration Statement be accelerated so that the same will become effective at 9:00 AM on August 22, 2019, or as soon thereafter as is practicable.

If you have any further comments or require any further information or if any questions should arise in connection with this submission, please call Mr. Robert Tritt at (404) 527-8130 or Mr. Brian Lee at (212) 768-6926 at Dentons US, LLP.

Sincerely,

/s/ Jack W. Callicutt.
Jack W. Callicutt
Chief Financial Officer